FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   February 24, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Thursday, February 24, 2005, Vancouver, B.C.

Symbol “AKV”: TSX Venture Exchange

NON-BROKERED PRIVATE PLACEMENTS

MICHAUD DRILL PROGRAMME DELAYED

B.C. PROPERTY OPTION ACCEPTED BY EXCHANGE

PORTION OF MICHAUD PROPERTY DROPPED

Acrex Ventures Ltd. (“Acrex”) wishes to announce the following developments:

1.

Acrex has entered into private placement Subscription Agreements to sell 401,000 Units at $0.15 per Unit - to provide $60,150 in gross proceeds.  Each Unit consists of 1 share of Acrex and one-half of a 1-year share purchase Warrant.  A whole Warrant will entitle the holder to purchase an additional share of the Company for $0.20.  An 8%  commission is payable with respect to a small portion of the placements.

The placements are in addition to the Units which may be sold through the Agency Agreement Acrex has with Canaccord Capital Corporation, as amended, announced in Acrex’s Release dated January 14, 2005 - which provides for sales of Units on the same terms and at the same price.

2.

The initiation of a drilling programme on Acrex’s 50% joint venture Michaud property near Timmins, Ontario has been delayed - due to an increase in exploration activity in the Timmins, Ontario area, and a consequent shortage of diamond drilling rigs at acceptable prices.

3.

The TSX Venture Exchange has accepted for filing the Option Agreement on the Referendum gold silver property in southeastern B.C. announced in Acrex’s Release dated February 14, 2005.  The first block of 50,000 shares required under the Option Agreement has been issued to the Optionor, Tom Cherry, of Nelson, B.C. subject to a 4 month hold period which will expire June 11, 2005.

4.

Acrex has surrendered back to Moneta Porcupine Mines Inc. the approximately 210 hectare northeast portion of the Michaud property originally optioned from Moneta on September 1, 2001. The surrendered portion contains the Southwest Zone on which work done in 1997 by Barrick Gold Corp. outlined an inferred gold resource. Acrex has concluded that the resource could not be expanded without a multi-million dollar underground work programme that would be necessary to do a feasibility report. The completion of a bankable feasibility study was a condition of Acrex maintaining its option on the surrendered portion.  Acrex has therefore concluded that its efforts and funding would be much better applied to its 50% joint venture on the larger - approximately 1,035 hectare - portion of the Michaud property where Acrex, through its exploration efforts, has enhanced and/or outlined two additional zones of mineralization (the “55” and “Western” Zones).   Acrex will also be initiating exploration on its newly optioned Referendum gold/copper property in southeastern British Columbia as soon as weather conditions permit access to the property.

 Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.